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lnallengara@shearman.com	May 11, 2010
(212) 848-8414

By Fax (202-772-9369), Federal Express and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Hartz Senior Assistant Chief Accountant

BE Aerospace, Inc.
Annual Report on Form 10-K for the
Fiscal Year Ended December 31, 2009 (File No. 0-18348)

Dear Mr. Hartz:

On behalf of our client, BE Aerospace, Inc. (the “Company”), we hereby acknowledge receipt of the letter dated April 27, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 0-18348) (the “Form 10-K”).

On behalf of the Company, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of each comment from the Staff contained in the Comment Letter, followed by the Company’s response to such comment.  For your convenience, we have also included the captions used in the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.           Please revise future filings to provide a more comprehensive and quantified understanding of the specific factors that impacted changes in revenues during the periods

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Attn: John Hartz	May 11, 2010

presented.  Specifically address the impact of changes in prices, volumes, product mix and foreign currency.  Also, please revise future filings to disclose and discuss changes in other metrics you track including backlog and book to bill.

Although the Company does believe that it adequately discloses the impact of product mix and foreign currency on its revenue when it is significant to its operations, the Company notes the Staff’s comment and will, in future filings, discuss the changes in volume, product mix and foreign currency when they are significant.

With regard to addressing the impact of changes in prices on revenue in a period, the Company believes it is important to note that the majority of its manufactured products are of a custom nature and are frequently sold as part of an integrated system.  As a result, the Company believes that it would not be meaningful to disclose the impact of price increases on its products.

Liquidity and Capital Resources, page 30

2.           We note your analysis of changes in working capital.  In future filings, please revise your disclosures to discuss the underlying reasons for significant changes in all working capital items.  Refer to Item 303(a) of Regulation S-K and to SEC Release 33-8350.

The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment when there has been significant changes in working capital items.  The Company has reflected the Staff’s comments in its Form 10-Q for the quarter ended March 31, 2010, filed on May 4, 2010 (the “First Quarter 10-Q”), see pages 15 and 16.

Outstanding Debt and Other Financial Arrangements, page 31

3.           We note your disclosures on page F-13 indicating that your credit agreement contains financial covenants and that you were in compliance with those covenants as of December 31, 2009.  If it is or becomes reasonably likely that you may not comply with any material debt covenants, please revise future filings to disclose your actual as well as your required ratios/amounts as of each reporting date.  Also, discuss your compliance with any other material restrictions.  See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350.

The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.  As of December 31, 2009, the Company significantly exceeded each of the financial covenants contained in its credit agreement and did not deem it reasonably likely that the Company would not comply with such covenants.

Attn: John Hartz	May 11, 2010

Critical Accounting Policies
Long-Lived Assets and Goodwill, page 33

4.           Given the significance of your goodwill balance it appears that a potential goodwill impairment could be material to your operations.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for each such reporting unit in future filings:

•	Identify the reporting unit;
•	Disclose the percentage by which fair value exceeds carrying values as of the most-recent step-one test;
•	Disclose the amount of goodwill;
•	Provide a description of the assumptions that drive the estimated fair value;
•
Provide a discussion of the uncertainty associated with these key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

•	Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair values substantially exceed the carrying values for all of your reporting units, please disclose that determination in future filings.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

As of December 31, 2009, the estimated fair value of each of the Company’s reporting units with goodwill balances were substantially in excess of their carrying values.

The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment

5.           Please also provide similar disclosures, as applicable, for any other long-lived assets or asset groups for which you have determined that estimated fair values are not substantially in excess of carrying values to the extent they could materially impact your operating results or total shareholders’ equity.  Please refer to Item 303 of Regulation SK and Section 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Attn: John Hartz	May 11, 2010

As of December 31, 2009, the estimated fair value of each of the Company’s long-lived assets was substantially in excess of their carrying values.

The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment, when applicable.

Item 9A. Controls and Procedures, page 35
Disclosure Controls and Procedures, page 35

6.           We note the description of the definition of disclosure controls and procedures.  This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.  As described, however, this description does not fully conform to the definition set forth in those rules.  In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.  Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules and revise accordingly in future filings.  Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

The Company notes the Staff’s comment and will, in future filings, reflect the full definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act in a description of disclosure controls and procedures.

The Company hereby confirms that the conclusions regarding effectiveness of disclosure controls and procedures is based on the full definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Consolidated Balance Sheets, page F-3

7.           Please revise future filings to provide the disclosures required by Rules 5-02(3)(c) and 5-02(6)(d) of Regulation S-X, to the extent applicable.

The Company notes the Staff’s comment and will, in future filings, provide disclosures required under Rules 5-02(3)(c) and 5-02(6)(d) of Regulation S-X to the extent applicable.

Note 1.  Summary of Significant Accounting Policies, Revenue Recognition, page F-7

Attn: John Hartz	May 11, 2010

8.           Please tell us and disclose in future filings the percent of revenues that you recognized using percentage of completion accounting.  Also, please confirm to us and clarify in future filings that you record contract losses when they are evident and determined.

For the year ended December 31, 2009, the Company recognized approximately 84% of its revenues based on the guidance prescribed in Codification Topic 605, Subtopic 10, Section S25 (“ASC 605”).  This generally occurs when the products are shipped and risk of loss and title is passed to the customer and collectability is reasonably assured. Approximately 16% of Company’s revenues were recognized under percentage-of-completion accounting using either the cost to cost method or the units of delivery method.

The Company will disclose that the significant majority of its sales are recorded when the products are shipped and the risk of loss and title is passed to the customer.  To the extent that revenue recognized under the percentage of completion accounting becomes more significant, we will expand our disclosures related to such revenue.

As indicated on page F-7 of the Company’s Form 10-K for the year ended December 31, 2009, the Company records contract losses when they are probable and estimable.

Note 1. Summary of Significant Accounting Policies, Goodwill and Intangible Assets, page F-8

9.           Please tell us and disclose in future filings the number of reporting units you have and explain to us how you determined and identified your reporting units.

The Company notes the Staff’s comment and will, in future filings, disclose the number of reporting units.

The Company has six reporting units, which were determined based on materiality and on the guidelines contained in Codification Topic 350, Subtopic 20, Section 35.  Each reporting unit represents either (a) an operating segment (which is also a reportable segment) or (b) a component of an operating segment, which constitutes a business, for which there is discrete financial information available that is regularly reviewed by segment management.

Note 13. Segment Reporting, page F-19

10.           Please revise your segment disclosures in future filings to address the following:

Attn: John Hartz	May 11, 2010

•	Tell us and clarify whether you aggregate operating segments into your reportable segments and, if applicable, demonstrate to us that aggregation is appropriate;

The Company is organized according to the products and services it offers.  The Company’s reportable segments, which are also its operating segments, are the consumables management, commercial aircraft and business jet segments.  Each segment regularly reports its results of operations and makes requests for capital expenditures and acquisition funding to the Company’s chief operational decision-making group (“CODM”).  This group consists of the following three individuals: the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the Senior Vice President and Chief Financial Officer.  Each segment has its own Vice President, General Manager, separate management teams and operational infrastructures dedicated to providing a full range of products and services to their customers.  Each of the segment’s Vice President, General Manager allocates resources within his segment and reports directly to the CODM.

The CODM receives comparative segment-level statements of operations, balance sheets and cash flow statements and makes resource allocation decisions at that level.  Key functions, such as human resources, finance, marketing, engineering and product support are overseen on a segment level.  In addition, decisions regarding the allocation of incentive compensation are based on segment level performance.

The three reportable segments are the basis upon which management communicates with the Company’s stockholders and board of directors, and the financial analyst community and the media that follow the Company and the three reportable segments are the basis upon which management presents financial information in the Company’s earnings releases and in periodic filings with the Commission.

•	Provide revenues by product line to the extent practicable; and

The Company’s commercial aircraft segment (CAS) designs, manufactures and sells integrated aircraft interior systems and components.  As noted in the following paragraphs, a substantial portion of segment revenues are derived from integrated product offerings, which are focused by airline or airframe manufacturer and may include products from CAS’s entire product line.

CAS manufactures and sells a wide variety of integrated aircraft interior systems which include a wide variety of product offerings including seats, structural components, beverage makers, ovens, refrigeration equipment, oxygen delivery systems and a variety of other interior equipment.  CAS utilizes an integrated worldwide marketing approach, which is focused by airline and airframe manufacturer and encompasses a wide range of product offerings.  Traditionally, CAS has sold a broad range of customized cabin interior products directly to the

Attn: John Hartz	May 11, 2010

airlines.  Commencing with the launch of the Boeing 787 and Airbus A350 XWB, both The Boeing Company and Airbus SAS began selecting manufacturers for certain cabin interior systems for the production life of the aircraft.

Many of the Company’s cabin interior product offerings are developed and designed to meet specific requirements or requests from airlines or airframe manufacturers.  For example, CAS has been selected by Boeing to manufacture its Pulse OxygenTM system and passenger service units which integrate the Company’s lighting and oxygen products, for Boeing’s B787 and B747-8 aircraft, and has been selected by Airbus to manufacture its galley systems and its passenger oxygen delivery system for Airbus’ A350 XWB aircraft.  In connection with these orders, CAS will work with Boeing and Airbus, as the case may be, to coordinate the design, look and feel of these systems. CAS believes that orders in one product line will create demand from airlines and airframe manufacturers in related products of its integrated product line.  For example, the Company’s oxygen systems are now being integrated with overhead bins and orders for galley systems are driving demand for related food and beverage preparation systems.  As a result, CAS markets its entire product offering together to airlines and airframe manufacturers to demonstrate the stronger value proposition resulting from the Company’s integrated product offerings.

CAS also staffs customer service engineers on site at major airlines and airframe manufacturers to represent its entire product offering and work closely with customers to develop specifications for each successive generation of products required by the airlines or airframe manufacturers.  CAS has a stand alone management team and operational infrastructure dedicated to providing its full range of products and services to their customers.

The Company concluded that the products offered by the segment were similar and therefore product line revenue information was not required.

The primary business of the Company’s consumables management segment (CMS) is to procure, warehouse and distribute consumable products (principally fasteners) to aerospace customers throughout the world.  CMS is organized and managed on both a geographic and matrix basis.  CMS operates one central operating facility with a number of forward stock facilities.  The facilities share common aerospace fastener inventory databases.  Furthermore, inventory is procured on a centralized basis and marketed to the same customers by a common sales force.  All locations share a common information system and are supported by centrally-located purchasing, inventory management and administrative personnel.

Due to the homogeneous nature of CMS’ products and the alignment of its organizational model, management does not believe that it is practicable to report revenues on a product line basis.

Attn: John Hartz	May 11, 2010

With regard to the business jet segment, the Company believes that, since no product line represents more than 10% of consolidated revenues, no further disclosures are necessary.

•	Provide separate geographic disclosures for any material individual foreign country.

The Company notes the Staff’s comment and will, in future filings, provide separate geographic disclosures of revenues generated from customers in individual foreign countries when those revenues constitute more than 10% of consolidated revenues (based upon destination).

For the year ended December 31, 2009, there were no foreign countries in which aggregated customer revenues (based upon destination) exceeded 10% of consolidated revenues.
*   *   *
Thank you for your assistance in reviewing this response to the Staff’s Comment Letter. Please direct any questions or comments regarding this letter to me at 212-848-8414.

Very truly yours,

/s/ Lona Nallengara

Lona Nallengara

cc:	Mindy Hooker - Securities and Exchange Commission
Anne McConnell - Securities and Exchange Commission
Sherry Haywood - Securities and Exchange Commission
Andy Schoeffler - Securities and Exchange Commission
Thomas P. McCaffrey - BE Aerospace, Inc.
Raymond Faloona - Deloitte & Touche LLP